                     U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

----------------                                                ----------------
  FORM 12B-25             NOTIFICATION OF LATE FILING            SEC FILE NUMBER
----------------                 (CHECK ONE):
                                                                   0-10990
                                                                ----------------
     |_| Form 10-K   |_| Form 11-K  |_|Form 20-F  |X| Form 10-Q
                                                                ----------------
                For Period Ended:  June 30, 2004
                                  ----------------                CUSIP NUMBER

                                                                   148449309
                                                               ----------------

                                                             -------------------
                                                                 OMB Approval
                                                                 Omb 3235-0058
                                                             Expires 31 Oct 1988
                                                             -------------------

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

================================================================================
  PART I - REGISTRANT INFORMATION
================================================================================
  Full Name of Registrant                   Castle Energy Corporation

  Former Name if Applicable
--------------------------------------------------------------------------------
  Address of Principal Executive Office (Street and Number)

                              357 South Gulph Road, Suite 260
--------------------------------------------------------------------------------
  City, State and Zip Code
                              King of Prussia, PA 19406

================================================================================
  PART II - RULES 12B-25 (B) AND (C)
================================================================================

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 |X|              (b)   The subject annual report/portion thereof will be
                        filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                        and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================
    PART III - NARRATIVE
================================================================================

                  State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

                  Filing of Form 10-Q cannot be completed within the prescribed time because financial information concerning the Company's equity investee's earnings and capital transactions for the quarter ended June 30, 2004 was not available until very recently and the Company needs such information to record its share of Delta's operations and capital transactions.

================================================================================
    PART IV - OTHER INFORMATION
================================================================================

        (1) Name and telephone number of person to contact in regard to this notification

           Richard E. Staedtler           610                992-9900
           --------------------        -----------        -----------------
                (NAME)                 (AREA CODE)        (TELEPHONE NUMBER)

--------------------------------------------------------------------------------
         (2)   Have all other periodic reports required
               (under Section 13 or 15(d) of the Securities
               Exchange Act of 1934) during the preceding 12
               months (or for such shorter period that the     |X| Yes  |_| No
               registrant was required to file such reports)
               been filed? If answer is no, identify
               report(s).
--------------------------------------------------------------------------------
         (3)   Is it anticipated that any significant change
               in results of operations from the
               corresponding period for the last fiscal year   |X| Yes  |_| No
               will be reflected by the earnings statements to be included in the subject report or portion thereof?

               If so, attach an explanation of the
               anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

               Net income of $3,000,000-$4,000,000 is
               expected for the quarter ended June 30, 2004 versus a net loss of $728,000 for the quarter ended June 30, 2003. The net income for the quarter ended June 30, 2004 results primarily from a $4,600,000 gain on the sale of the stock of Delta Petroleum Corporation, offset by a $825,000 non-recurring litigation provision. The tax provision is still being finalized.

================================================================================
                            Castle Energy Corporation
--------------------------------------------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         DATE    August 12, 2004                  BY /s/RICHARD E. STAEDTLER
               -------------------                  -------------------------
                                                     Chief Financial Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

         _________________________ ATTENTION ________________________________

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

         1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.